Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2007

Mr. David W. Gryska
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

Re: Celgene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 000-16132

Dear Mr. Gryska,

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel H. Parker
Accounting Branch Chief